24 January 2000

Ref: 06/00

BHP RE-FINANCES WA ROLLING STOCK

The Broken Hill Proprietary Company Limited (BHP) today announced a re-financing arrangement for rolling stock operated by the Mt. Newman Joint Venture in the Pilbara region of Western Australia.

The transaction will deliver a book profit of $31 million after tax, and release cash of $179 million to BHP. Proceeds from the transaction will be used by BHP to pay down existing debt, resulting in a reduction in the Company's gearing.

BHP's Chief Financial Officer, Chip Goodyear, said the lease arrangement demonstrated BHP's commitment to pro-actively manage the Company's balance sheet, unlocking equity capital currently deployed to infrastructure investments, and replacing it with cost effective financing.

BHP Iron Ore is manager and agent for the Mt. Newman Joint Venture, which comprises BHP Minerals Pty Ltd (85 per cent), Mitsui-Itochu Iron Pty Ltd (10 per cent) and CI Minerals Australia Pty Ltd (5 per cent).

Contact:

Mr Ian Dymock, BHP Media Relations - Melbourne

Tel: +61 3 9609 4157

Mr Stedman Ellis BHP Iron Ore - Perth

Tel: +61 8 9320 4330

Pierre Hirsch, BHP Investor Relations - San Francisco

Tel: (415) 774 2030